

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2012

<u>Via Email</u>
John Smith, President, Chief Executive Officer and Director
Silver Standard Resources, Inc.
Suite 1400 – 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

   Re: **Silver Standard Resources, Inc.**
      Form 20-F for Fiscal Year Ended
      December 31, 2010
      Filed March 31, 2011
      File No. 000-26424

Dear Mr. Smith:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Pamela Howell
        for

        John Reynolds
        Assistant Director